August 5, 2009

By EDGAR and U.S. Mail

Jay Ingram, Esq.

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tri-Tech Holding Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No: 333-158393 (the “Registration Statement”)

Dear Mr. Ingram:

On behalf of Tri-Tech Holding Inc. (“TRIT”) and in response to the comments set forth in your letter dated August 4, 2009, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 4 to the captioned registration statement (the “Amendment”) and the prospectus contained therein (the “Prospectus”). Factual information provided herein has been provided to us by TRIT. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

General

1.	We note your response to comment 1 in our letter dated June 23, 2009. As a reminder, please furnish us with a statement as to whether or not the amount of compensation to be paid to the placement agent has been cleared by FINRA. In addition, prior to the effectiveness of the registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.

TRIT acknowledges the comment and has attached as an exhibit to this correspondence a copy of FINRA’s no objection letter dated August 3, 2009.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Jay Ingram, Esq.

August 5, 2009

Capitalization

2.	Please revise the description of the shares line item in your capitalization table to disclose that you will have up to 340,000 shares held in escrow and refer to the note that discusses in greater detail these shares.

TRIT has revised the Capitalization Table on page 28 by adding a footnote to the line item “Shares”, which reads as follows:

(3)

Upon the closing of this Offering, we will cause certain of our founders (Tranhold Investment Inc., Yanyu Investment Inc., FLYY Investment Inc. and Allied Investment Consultation Inc.) to place into escrow Shares equal to 20% of the number of Shares we sell in this Offering. That amount will be between 233,334 and 340,000 Shares, depending on whether we complete a minimum offering, a maximum offering or an offering between the minimum and maximum offering. These escrowed shares, which will be placed into escrow upon closing of this Offering, have not been removed from the Shares presented in the above Capitalization Tables. For further discussion of the escrow arrangement, please see “Summary – Placement”, “Risk Factors – A redemption of shares held by our founders may be insufficient to cause our company to achieve projected earnings and may reduce our founders’ involvement and stake in our company”, “Related Party Transactions – Founders’ Shares Subject to Redemption” and Note 16 to our audited and unaudited financial statements, “Subsequent Events – IPO Arrangement.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

3.	You continue to present and discuss gross profit and gross margin throughout your MD&A. Since you do not allocate depreciation and amortization to cost of revenues, please either remove the gross profit and gross margin measures and any related discussions or identify these measures as non-GAAP measures and ensure you comply with the disclosure requirements set forth in Item 10(e) of Regulation S-K.

TRIT acknowledges the comment and has removed all discussion of gross profit and gross margin from discussion in the Registration Statement.

Jay Ingram, Esq.

August 5, 2009

Three Month Period Ended March 31, 2009 Compared to Three Month Period Ended March 31, 2008, page 46

Results of Operations, page 46

4.	Please enhance your disclosure to also discuss the results of operations of each of your segments for the periods ended March 31, 2009 and 2008.

TRIT acknowledge the comment and has enhanced its disclosure to discuss the results of operations for its segments on page 47 of the Registration Statement.

Item 16. Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1

5.	Please provide an opinion of counsel on the question of whether the placement agent warrants are legal, binding obligations of the company under Virginia law.

TRIT has filed as Exhibit 5.2 an opinion of counsel that opines that, under Virginia law, the placement agent warrants are legal, binding obligations of TRIT.

6.	Please have your Cayman Islands counsel revise its opinion to address the following:

•	Confirm, if true, that its opinion extends to the ordinary shares underlying the placement agent warrants.

•

Given the third qualification on the last page of its opinion, please have counsel clarify by whom annual fees and return must be paid to the Registrar of Companies and address whether the requirement of such payment or the result of a non-payment will affect the non-assessable nature of the ordinary shares.

TRIT has filed a revised Exhibit 5.1 in which Cayman Islands counsel (i) confirms that its opinion extends to ordinary shares underlying the placement agent warrants and (ii) clarifies that the annual fees are payable by TRIT and the requirement of or nonpayment thereof will not affect the non-assessable nature of the ordinary shares.

Jay Ingram, Esq.

August 5, 2009

TRIT is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Fourth Amendment to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg

cc:	Mr. Phil Fan
Mr. L. McCarthy Downs III
Anthony W. Basch, Esq.
Zachary B. Ring, Esq.

Enclosures:

Three (3) redlined copies of the Fourth Amendment against the Third Amendment to the Registration Statement on Form S-1

SEC or Other Reviewing Authority Filing Date: April 03, 2009

Type of Notification: No Objections	Date of Notice: August 03, 2009

FINRA Clearance Date: August 03, 2009

Department Telephone Number: 240-386-4623

First Reviewer: William Miller

Second Reviewer: Shayna Richardson

Participating Member(s):

•  Anderson & Strudwick, Incorporated

Distribution Method: Best Efforts	Offering Class: Corporate Equity
Offering Type: 5110	SEC #: 333-158393
CIK #: 0001460801
Attention: Anthony W. Basch	Firm Name: Kaufman & Canoles, P.C.

Documents Reviewed:

SEC Filed Documents:

Filing Date	Document Name	Amendment Number
• 7/31/2009	Registration Statement with Exhibits	3
• 7/9/2009	Registration Statement with Exhibits	2
• 6/8/2009	Registration Statement with Exhibits	1
• 4/3/2009	Registration Statement with Exhibits
Non SEC Filed Documents:
Filing Date	Document Name	Amendment Number
• 8/3/2009	1Amend PA Lockup.doc
• 6/9/2009	TRIT First Response to Finra Comments.DOC
• 6/9/2009	TRIT Form Escrow Agreement.DOC
• 6/9/2009	Revised Form_Placement_Agreement.DOC
• 6/9/2009	TRIT Placement Agent Lock-up.DOC
• 6/9/2009	First Amendment to Engagement Agreement.pdf
• 4/6/2009	Form Warrant Agreement.DOC
• 4/6/2009	Form Placement Agreement.DOC
• 4/6/2009	Form Lock Up Agreement.DOC
• 4/3/2009	Tri-Tech Engagement Letter.pdf

This will confirm that based on the information contained in the above documents, the Department decided to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements as proposed in such documents.

You should note that the Department also requires any amendments to the above documents, including a specific notification as to any change(s) in the public offering price and/or number of shares prior to or at the time of pricing and a copy of the final prospectus to be filed on a timely basis for review. If such amendments or prospectus indicate a modification of the terms and arrangements of the proposed offering, further review may result in a change in the Department's determination.

This is an advisory opinion of the Department's staff based on the information as presented to FINRA in connection with this offering. This opinion should not be deemed a precedent with respect to the fairness and reasonableness of the terms and arrangements of any other offering. This opinion relates solely to the NASD rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with other NASD statutory or regulatory requirements.